
Mail Stop 4631

July 6, 2009

<u>Via U.S. mail and facsimile</u>

Mr. David P. Tusa
Executive Vice President and Chief Financial Officer
Sharps Compliance Corp.
9220 Kirby Drive; Suite 500
Houston, TX 77054

        RE: **Form 10-K for the fiscal year ended June 30, 2008**
              File No. 001-34269

Dear Mr. Tusa:

      We have reviewed your response letter dated June 26, 2009 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why the comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED JUNE 30, 2008</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Critical Accounting Policies, page 16</u>

1. We note your response to comment five from our letter dated June 22, 2009 and your response to comment seven from our letter dated June 3, 2009 in which you indicate the percentage of containers sold that have not been returned has not materially changed in over five years. Please tell us if the amount of revenue recognized at point of sale for container systems not expected to be returned comprises a material portion total revenues. If revenue recognized immediately for unreturned containers

is material, we continue to believe that your disclosures should be revised to include a discussion of the key assumptions used each period. Additionally, we believe a sensitivity analysis showing readers how reasonably likely changes in assumptions might affect the amount of revenue you recognize each period would assist readers by providing greater transparency. If appropriate, please show us how you will revise your future filings to address this comment.

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Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions regarding this comment, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief